Report of Independent Registered Public Accounting
Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined management of BNY Mellon
Investment Funds IV, Inc.'s assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Floating Rate
Income Fund (the "Fund"), a series of  BNY Mellon
Investment Funds IV, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of August 31, 2023. BNY Mellon
Investment Funds IV, Inc.'s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether management's assertion
is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material
misstatement of management's assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of August 31, 2023, and with respect to
agreement of security purchases and sales, for the period
from July 31, 2023 (the date of the Fund's last
examination), through August 31, 2023:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310, if any;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Fund's securities per the books and
records of the Fund to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Fund as of August 31, 2023, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2022 - June 30, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2023, with respect to securities reflected in the investment accounts of the Fund are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Investment Funds IV, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
April 5, 2024


April 5, 2024

  Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940

We, as members of management of BNY Mellon Floating
Rate Income Fund, a series of BNY Mellon Investment
Funds IV, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2023, and from July 31, 2023 (the date of the
Fund's last examination) through August 31, 2023.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2023, and from July 31, 2023 (the date of the Fund's last examination) through August 31, 2023, with respect to securities reflected in the investment account of the Fund.


BNY Mellon Investment Funds IV, Inc.



Jim Windels
Treasurer

1